SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ No. 01,832,635/0001-18
NIRE 35,300,150,007
A Publicly-Held Company

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON NOVEMBER 19, 2009

PLACE, TIME AND DATE: The registered office, at Av. Jurandir, 856, Lot 04, 1st floor, Jardim Ceci, in the City of São Paulo, State of São Paulo, at 10:30 a.m. on November 19, 2009.

CALL: Notice published in the Official Gazette of the State of São Paulo and in the newspaper Valor Econômico editions of November 4, 5 and 6, 2009.

PROCEEDINGS OF MEETING: The proceedings of the meeting were conducted by Ana Paula Rodrigues Matsuda (as proxy for the shareholder TAM – Empreendimentos e Participações S.A. and the shareholder Agropecuária da Nova Fronteira Limitada), as Chair, and Fabiana Borges Vilhena, as Secretary.

QUORUM: The Chair stated that shareholders representing 89.42% of the voting capital were present and, thus, the meeting could proceed.

ORDER OF BUSINESS: Election of a new member of the Board of Directors, as substitute for a resigning Director.

ACTION TAKEN: At the beginning of the meeting, clarification was provided that, as the Board of Directors had been elected by majority vote at the Annual Shareholders’ Meeting of April 30, 2009, a replacement for the unexpired term of the resigning director should be elected at the meeting by the same procedure. Then, given the resignation of Flávia Turci as director, Mr. EMILIO ROMANO, a Mexican citizen, lawyer, married, bearer of Mexican passport No. 08864053404, with business address at 20165 NE 39 Place, Apt. 303, Aventura FL 33180, USA, was unanimously elected by the shareholders present entitled to vote to fill the vacancy in the Board of Directors of the Company. The director-elect, a nonresident foreigner, then submitted the power of attorney required for purposes of section 146 of Law 6,404/76, which power of attorney was initialed by the chair and secretary and will be kept on file at the Company’s registered office. The director will serve for a term co-terminous with that of the other members of the Board, ending on April 30, 2010, having represented that he had not committed any criminal offense that would preclude him from exercising business activities and, further, that he was qualified to serve under the law. The director-elect will take office by signing: (i) the relevant Statement of Incumbency in the proper book; and (ii) a Consent to Appointment as Director, as required under the Level 2 Corporate Governance Good Practices Regulations of the São Paulo Stock Exchange (BOVESPA).

FINAL ACTION: These minutes were caused to be prepared in summary form, as permitted under paragraph one of section 130 of Law No. 6,404/76.

CLOSING: There being no further business to be transacted and no one wishing to speak, the proceedings were closed and these minutes were prepared, which minutes, having been read and approved, were signed by all those present. São Paulo, November 19, 2009. (sgd) Ana Paula Rodrigues Matsuda, Chair; Fabiana Borges Vilhena, Secretary; Shareholders: Ana Paula Rodrigues Matsuda, as proxy for the shareholder TAM – Empreendimentos e Participações S/A and for the shareholder Agropecuária da Nova Fronteira Limitada. True copy of original minutes recorded in the proper book.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.